Exhibit 16

Malone & Bailey, PLLC

January 9, 2002

United States Security and Exchange Commissions

Washington, D.C. 20549

Ladies and Gentlemen:

UniverCell Global Phone Rentals, Inc. has furnished us with a copy of the disclosure which it proposes to include in Item 4 of Amendment No. 1 to its Current Report on Form 8-K, relating to its determination to replace us as its independent auditors. We agree with the contents of that disclosure.

Very truly yours,

/s/ Malone & Bailey, PLLC